Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Announces Resignation of Mr. Robert Pryde

CALGARY and PITTSBURGH · October 2, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) announced today that Mr. Robert Pryde, Vice President Exploration, has resigned from Unbridled Energy to accept a position with another company, effective November 1, 2009.  The Company extends their appreciation to Mr. Pryde for his contributions to the Company and wishes him well in his new endeavor.

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Unbridled Energy Corporation

J. Michael Scureman

CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.